UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)

                          The Sports Club Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    84917P10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Eric R. Landau, Esq.
                       Paul Hastings Janofsky & Walker LLP
                                Park Avenue Tower
                               75 East 55th Street
                                 (212) 318-6000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 14, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                 (Page 1 of 25)


CUSIP No. 84917P10

--------- ----------------------------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S.  Identification  No. of Above Person (Entities Only)

          Millennium Partners LLC
--------- ----------------------------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)                        (a) |X|
                                                                                                     (b) |_|

--------- ----------------------------------------------------------------------------------------------------
  (3)     SEC Use Only


--------- ----------------------------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------- ----------------------------------------------------------------------------------------------------
  (5)     Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to Items 2(d) or 2(e)        |_|


--------- ----------------------------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------- ------- --------------------------------------------------------------------------------

                       (7)    Sole Voting Power
                              2,253,863
                      ------- --------------------------------------------------------------------------------
  Number of Shares
 Beneficially Owned    (8)    Shared Voting Power
 by Each Reporting            0
    Person With       ------- --------------------------------------------------------------------------------

                       (9)    Sole Dispositive Power
                              2,253,863
                      ------- --------------------------------------------------------------------------------

                       (10)   Shared Dispositive Power
                              0
--------------------- ------- --------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          9,157,469
--------- ----------------------------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           |_|


--------- ----------------------------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          42.2(1)%
--------- ----------------------------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          OO
--------- ----------------------------------------------------------------------------------------------------

---------------

1 Based on (a) 18,783,744 shares of common stock, par value $0.01 per share (the "Common Stock"), of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding at August 16, 2004, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004; (b) the Issuer's issuance of 2,000 shares of series C convertible preferred stock to MDP Ventures II LLC on September 6, 2002, which shares are presently convertible by MDP Ventures II LLC into 692,731 shares of Common Stock; and (c) the Issuer's issuance of 45,000 shares of series D convertible preferred stock to MDP Ventures II LLC on March 12, 2004, which shares are presently convertible by MDP Ventures II LLC into 2,250,000 shares of Common Stock.


                                 (Page 2 of 25)

CUSIP No. 84917P10

--------- ----------------------------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S.  Identification  No. of Above Person (Entities Only)

          Millennium Partners Management LLC
--------- ----------------------------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)                        (a) |X|
                                                                                                     (b) |_|

--------- ----------------------------------------------------------------------------------------------------
  (3)     SEC Use Only


--------- ----------------------------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------- ----------------------------------------------------------------------------------------------------
  (5)     Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to Items 2(d) or 2(e)        |_|


--------- ----------------------------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------- ------- --------------------------------------------------------------------------------

                       (7)    Sole Voting Power
                              2,253,863
                      ------- --------------------------------------------------------------------------------
  Number of Shares
 Beneficially Owned    (8)    Shared Voting Power
 by Each Reporting            0
    Person With       ------- --------------------------------------------------------------------------------

                       (9)    Sole Dispositive Power
                              2,253,863
                      ------- --------------------------------------------------------------------------------

                       (10)   Shared Dispositive Power
                              0
--------------------- ------- --------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          9,157,469
--------- ----------------------------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           |_|


--------- ----------------------------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          42.2%
--------- ----------------------------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          OO
--------- ----------------------------------------------------------------------------------------------------


                                 (Page 3 of 25)

CUSIP No. 84917P10

--------- ----------------------------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S.  Identification  No. of Above Person (Entities Only)

          Millennium Manager I, Inc.
--------- ----------------------------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)                        (a) |X|
                                                                                                     (b) |_|

--------- ----------------------------------------------------------------------------------------------------
  (3)     SEC Use Only


--------- ----------------------------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------- ----------------------------------------------------------------------------------------------------
  (5)     Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to Items 2(d) or 2(e)        |_|


--------- ----------------------------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------- ------- --------------------------------------------------------------------------------

                       (7)    Sole Voting Power
                              2,253,863
                      ------- --------------------------------------------------------------------------------
  Number of Shares
 Beneficially Owned    (8)    Shared Voting Power
 by Each Reporting            0
    Person With       ------- --------------------------------------------------------------------------------

                       (9)    Sole Dispositive Power
                              2,253,863
                      ------- --------------------------------------------------------------------------------

                       (10)   Shared Dispositive Power
                              0
--------------------- ------- --------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          9,157,469
--------- ----------------------------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           |_|


--------- ----------------------------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          42.2%
--------- ----------------------------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          CO
--------- ----------------------------------------------------------------------------------------------------


                                 (Page 4 of 25)

CUSIP No. 84917P10

--------- ----------------------------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S.  Identification  No. of Above Person (Entities Only)

          Christopher M. Jeffries
--------- ----------------------------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)                        (a) |X|
                                                                                                     (b) |_|

--------- ----------------------------------------------------------------------------------------------------
  (3)     SEC Use Only


--------- ----------------------------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------- ----------------------------------------------------------------------------------------------------
  (5)     Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to Items 2(d) or 2(e)        |_|


--------- ----------------------------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          United States
--------------------- ------- --------------------------------------------------------------------------------

                       (7)    Sole Voting Power
                              9,157,469
                      ------- --------------------------------------------------------------------------------
  Number of Shares
 Beneficially Owned    (8)    Shared Voting Power
 by Each Reporting            0
    Person With       ------- --------------------------------------------------------------------------------

                       (9)    Sole Dispositive Power
                              9,157,469
                      ------- --------------------------------------------------------------------------------

                       (10)   Shared Dispositive Power
                              0
--------------------- ------- --------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          9,157,469
--------- ----------------------------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           |_|


--------- ----------------------------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          42.2%
--------- ----------------------------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          IN
--------- ----------------------------------------------------------------------------------------------------


                                 (Page 5 of 25)

CUSIP No. 84917P10

--------- ----------------------------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S.  Identification  No. of Above Person (Entities Only)

          Millennium Entertainment Partners L.P.
--------- ----------------------------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)                        (a) |X|
                                                                                                     (b) |_|

--------- ----------------------------------------------------------------------------------------------------
  (3)     SEC Use Only


--------- ----------------------------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------- ----------------------------------------------------------------------------------------------------
  (5)     Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to Items 2(d) or 2(e)        |_|


--------- ----------------------------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------- ------- --------------------------------------------------------------------------------

                       (7)    Sole Voting Power
                              625,000
                      ------- --------------------------------------------------------------------------------
  Number of Shares
 Beneficially Owned    (8)    Shared Voting Power
 by Each Reporting            0
    Person With       ------- --------------------------------------------------------------------------------

                       (9)    Sole Dispositive Power
                              625,000
                      ------- --------------------------------------------------------------------------------

                       (10)   Shared Dispositive Power
                              0
--------------------- ------- --------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          9,157,469
--------- ----------------------------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           |_|


--------- ----------------------------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          42.2%
--------- ----------------------------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          PN
--------- ----------------------------------------------------------------------------------------------------


                                 (Page 6 of 25)

CUSIP No. 84917P10

--------- ----------------------------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S.  Identification  No. of Above Person (Entities Only)

          Millennium Entertainment Associates L.P.
--------- ----------------------------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)                        (a) |X|
                                                                                                     (b) |_|

--------- ----------------------------------------------------------------------------------------------------
  (3)     SEC Use Only


--------- ----------------------------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------- ----------------------------------------------------------------------------------------------------
  (5)     Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to Items 2(d) or 2(e)        |_|


--------- ----------------------------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------- ------- --------------------------------------------------------------------------------

                       (7)    Sole Voting Power
                              625,000
                      ------- --------------------------------------------------------------------------------
  Number of Shares
 Beneficially Owned    (8)    Shared Voting Power
 by Each Reporting            0
    Person With       ------- --------------------------------------------------------------------------------

                       (9)    Sole Dispositive Power
                              625,000
                      ------- --------------------------------------------------------------------------------

                       (10)   Shared Dispositive Power
                              0
--------------------- ------- --------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          9,157,469
--------- ----------------------------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           |_|


--------- ----------------------------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          42.2%
--------- ----------------------------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          PN
--------- ----------------------------------------------------------------------------------------------------


                                 (Page 7 of 25)

CUSIP No. 84917P10

--------- ----------------------------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S.  Identification  No. of Above Person (Entities Only)

          Millennium Entertainment Corp.
--------- ----------------------------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)                        (a) |X|
                                                                                                     (b) |_|

--------- ----------------------------------------------------------------------------------------------------
  (3)     SEC Use Only


--------- ----------------------------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------- ----------------------------------------------------------------------------------------------------
  (5)     Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to Items 2(d) or 2(e)        |_|


--------- ----------------------------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------- ------- --------------------------------------------------------------------------------

                       (7)    Sole Voting Power
                              625,000
                      ------- --------------------------------------------------------------------------------
  Number of Shares
 Beneficially Owned    (8)    Shared Voting Power
 by Each Reporting            0
    Person With       ------- --------------------------------------------------------------------------------

                       (9)    Sole Dispositive Power
                              625,000
                      ------- --------------------------------------------------------------------------------

                       (10)   Shared Dispositive Power
                              0
--------------------- ------- --------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          9,157,469
--------- ----------------------------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           |_|


--------- ----------------------------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          42.2%
--------- ----------------------------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          CO
--------- ----------------------------------------------------------------------------------------------------


                                 (Page 8 of 25)

CUSIP No. 84917P10

--------- ----------------------------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S.  Identification  No. of Above Person (Entities Only)

          Millennium Ventures I LLC
--------- ----------------------------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)                        (a) |X|
                                                                                                     (b) |_|

--------- ----------------------------------------------------------------------------------------------------
  (3)     SEC Use Only


--------- ----------------------------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------- ----------------------------------------------------------------------------------------------------
  (5)     Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to Items 2(d) or 2(e)        |_|


--------- ----------------------------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------- ------- --------------------------------------------------------------------------------

                       (7)    Sole Voting Power
                              72,100
                      ------- --------------------------------------------------------------------------------
  Number of Shares
 Beneficially Owned    (8)    Shared Voting Power
 by Each Reporting            0
    Person With       ------- --------------------------------------------------------------------------------

                       (9)    Sole Dispositive Power
                              72,100
                      ------- --------------------------------------------------------------------------------

                       (10)   Shared Dispositive Power
                              0
--------------------- ------- --------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          9,157,469
--------- ----------------------------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           |_|


--------- ----------------------------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          42.2%
--------- ----------------------------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          OO
--------- ----------------------------------------------------------------------------------------------------


                                 (Page 9 of 25)

CUSIP No. 84917P10

--------- ----------------------------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S.  Identification  No. of Above Person (Entities Only)

          Millennium Development Partners L.P.
--------- ----------------------------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)                        (a) |X|
                                                                                                     (b) |_|

--------- ----------------------------------------------------------------------------------------------------
  (3)     SEC Use Only


--------- ----------------------------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------- ----------------------------------------------------------------------------------------------------
  (5)     Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to Items 2(d) or 2(e)        |_|


--------- ----------------------------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------- ------- --------------------------------------------------------------------------------

                       (7)    Sole Voting Power
                              1,051,000
                      ------- --------------------------------------------------------------------------------
  Number of Shares
 Beneficially Owned    (8)    Shared Voting Power
 by Each Reporting            0
    Person With       ------- --------------------------------------------------------------------------------

                       (9)    Sole Dispositive Power
                              1,051,000
                      ------- --------------------------------------------------------------------------------

                       (10)   Shared Dispositive Power
                              0
--------------------- ------- --------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          9,157,469
--------- ----------------------------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           |_|


--------- ----------------------------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          42.2%
--------- ----------------------------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          PN
--------- ----------------------------------------------------------------------------------------------------


                                 (Page 10 of 25)

CUSIP No. 84917P10

--------- ----------------------------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S.  Identification  No. of Above Person (Entities Only)

          Millennium Development Associates L.P.
--------- ----------------------------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)                        (a) |X|
                                                                                                     (b) |_|

--------- ----------------------------------------------------------------------------------------------------
  (3)     SEC Use Only


--------- ----------------------------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------- ----------------------------------------------------------------------------------------------------
  (5)     Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to Items 2(d) or 2(e)        |_|


--------- ----------------------------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------- ------- --------------------------------------------------------------------------------

                       (7)    Sole Voting Power
                              1,051,000
                      ------- --------------------------------------------------------------------------------
  Number of Shares
 Beneficially Owned    (8)    Shared Voting Power
 by Each Reporting            0
    Person With       ------- --------------------------------------------------------------------------------

                       (9)    Sole Dispositive Power
                              72,100
                      ------- --------------------------------------------------------------------------------

                       (10)   Shared Dispositive Power
                              978,900
--------------------- ------- --------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          9,157,469
--------- ----------------------------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           |_|


--------- ----------------------------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          42.2%
--------- ----------------------------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          PN
--------- ----------------------------------------------------------------------------------------------------


                                 (Page 11 of 25)

CUSIP No. 84917P10

--------- ----------------------------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S.  Identification  No. of Above Person (Entities Only)

          Millennium Limited Partners L.P.
--------- ----------------------------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)                        (a) |X|
                                                                                                     (b) |_|

--------- ----------------------------------------------------------------------------------------------------
  (3)     SEC Use Only


--------- ----------------------------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------- ----------------------------------------------------------------------------------------------------
  (5)     Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to Items 2(d) or 2(e)        |_|


--------- ----------------------------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------- ------- --------------------------------------------------------------------------------

                       (7)    Sole Voting Power
                              0
                      ------- --------------------------------------------------------------------------------
  Number of Shares
 Beneficially Owned    (8)    Shared Voting Power
 by Each Reporting            0
    Person With       ------- --------------------------------------------------------------------------------

                       (9)    Sole Dispositive Power
                              0
                      ------- --------------------------------------------------------------------------------

                       (10)   Shared Dispositive Power
                              978,900
--------------------- ------- --------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          9,157,469
--------- ----------------------------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           |_|


--------- ----------------------------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          42.2%
--------- ----------------------------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          PN
--------- ----------------------------------------------------------------------------------------------------


                                 (Page 12 of 25)

CUSIP No. 84917P10

--------- ----------------------------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S.  Identification  No. of Above Person (Entities Only)

          Millennium Development Corp.
--------- ----------------------------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)                        (a) |X|
                                                                                                     (b) |_|

--------- ----------------------------------------------------------------------------------------------------
  (3)     SEC Use Only


--------- ----------------------------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------- ----------------------------------------------------------------------------------------------------
  (5)     Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to Items 2(d) or 2(e)        |_|


--------- ----------------------------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------- ------- --------------------------------------------------------------------------------

                       (7)    Sole Voting Power
                              1,051,000
                      ------- --------------------------------------------------------------------------------
  Number of Shares
 Beneficially Owned    (8)    Shared Voting Power
 by Each Reporting            0
    Person With       ------- --------------------------------------------------------------------------------

                       (9)    Sole Dispositive Power
                              1,051,000
                      ------- --------------------------------------------------------------------------------

                       (10)   Shared Dispositive Power
                              0
--------------------- ------- --------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          9,157,469
--------- ----------------------------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           |_|


--------- ----------------------------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          42.2%
--------- ----------------------------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          CO
--------- ----------------------------------------------------------------------------------------------------


                                 (Page 13 of 25)

CUSIP No. 84917P10

--------- ----------------------------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S.  Identification  No. of Above Person (Entities Only)

          MDP Ventures II LLC
--------- ----------------------------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)                        (a) |X|
                                                                                                     (b) |_|

--------- ----------------------------------------------------------------------------------------------------
  (3)     SEC Use Only


--------- ----------------------------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------- ----------------------------------------------------------------------------------------------------
  (5)     Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to Items 2(d) or 2(e)        |_|


--------- ----------------------------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------- ------- --------------------------------------------------------------------------------

                       (7)    Sole Voting Power
                              5,227,606
                      ------- --------------------------------------------------------------------------------
  Number of Shares
 Beneficially Owned    (8)    Shared Voting Power
 by Each Reporting            0
    Person With       ------- --------------------------------------------------------------------------------

                       (9)    Sole Dispositive Power
                              5,227,606
                      ------- --------------------------------------------------------------------------------

                       (10)   Shared Dispositive Power
                              0
--------------------- ------- --------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          9,157,469
--------- ----------------------------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           |_|


--------- ----------------------------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          42.2%
--------- ----------------------------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          OO
--------- ----------------------------------------------------------------------------------------------------


                                 (Page 14 of 25)

CUSIP No. 84917P10

--------- ----------------------------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S.  Identification  No. of Above Person (Entities Only)

          Millennium Development Partners II LLC
--------- ----------------------------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)                        (a) |X|
                                                                                                     (b) |_|

--------- ----------------------------------------------------------------------------------------------------
  (3)     SEC Use Only


--------- ----------------------------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------- ----------------------------------------------------------------------------------------------------
  (5)     Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to Items 2(d) or 2(e)        |_|


--------- ----------------------------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          Delaware
--------------------- ------- --------------------------------------------------------------------------------

                       (7)    Sole Voting Power
                              5,227,606
                      ------- --------------------------------------------------------------------------------
  Number of Shares
 Beneficially Owned    (8)    Shared Voting Power
 by Each Reporting            0
    Person With       ------- --------------------------------------------------------------------------------

                       (9)    Sole Dispositive Power
                              5,227,606
                      ------- --------------------------------------------------------------------------------

                       (10)   Shared Dispositive Power
                              0
--------------------- ------- --------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          9,157,469
--------- ----------------------------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           |_|


--------- ----------------------------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          42.2%
--------- ----------------------------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          OO
--------- ----------------------------------------------------------------------------------------------------


                                 (Page 15 of 25)

CUSIP No. 84917P10      SCHEDULE 13D -- AMENDMENT NO. 14



        The Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 1, 1997 by Millennium Entertainment Partners L.P., a New York limited partnership ("MEP LP"), and Millennium Entertainment Associates L.P., a New York limited partnership ("MEA LP"), relating to shares of common stock, par value $0.01 per share (the "Common Stock"), of The Sports Club Company, Inc. (the "Issuer"), as amended on August 11, 1997 to, among other things, add Millennium Partners LLC, a New York limited liability company ("MPL"), Brian J. Collins, a citizen of the United States of America ("BJC"), Millennium Development Partners L.P., a New York limited partnership ("MDP LP"), Millennium Development Associates LP, a New York limited partnership ("MDA LP"), Millennium Development Corp., a New York corporation ("MD Corp.") and Christopher M. Jeffries, a citizen of the United States of America ("CMJ"), as additional reporting persons, and as further amended on November 7, 1997, January 13, 1998, August 12, 1998, October 23, 1998, and as further amended on September 21, 1999, to, among other things, add Millennium Partners Management LLC, a New York limited liability company ("MPM LLC"), Millennium Manager I, Inc., a New York corporation ("MMI"), Millennium Entertainment Corp., a New York corporation ("ME Corp."), MDP Ventures I LLC, a New York limited liability company ("MDP Ventures I"), MDP Ventures II LLC, a New York limited liability company ("MDP Ventures II"), Millennium Limited Partners L.P., a New York limited partnership ("MLP LP") and Millennium Development Partners II LLC, a Delaware limited liability company ("MDP II LLC"), as reporting persons, and as further amended on February 2, 2001 to report additional acquisitions of Common Stock, and as further amended on December 12, 2002 to report additional acquisitions of Common Stock and preferred stock of the Issuer convertible into Common Stock, and as further amended on April 3, 2003 to report additional acquisitions of Common Stock and the transactions contemplated by the Term Sheet (the "Original Term Sheet"), dated March 31, 2003, by and among MPL, MEP LP, MDP Ventures I, MDP Ventures II and MDP LP (collectively, the "Reporting Person Parties"), Palisade Concentrated Equity Partnership, L.P. ("Palisade"), Rex Licklider ("Licklider"), David Michael Talla ("Talla") and Kayne Anderson Capital Advisors L.P. ("Kayne"), as further amended on April 16, 2003 to report additional shares of Common Stock owned by BJC and that the Reporting Person Parties had entered into an Amended and Restated Term Sheet (the "Amended and Restated Term Sheet"), amending and restating the Original Term Sheet, dated as of April 9, 2003, with Palisade, Licklider, Talla and Kayne, as further amended on October 23, 2003 to report that the Reporting Person Parties had abandoned the transactions contemplated by the Amended and Restated Term Sheet, as further amended on February 27, 2004 to report that BJC had withdrawn from the Reporting Person group and the transactions contemplated by the New Term Sheet and as further amended on March 18, 2004 to report the consummation of the transactions contemplated by the New Term Sheet and an additional acquisition of Common Stock, is hereby amended to report that certain of the Reporting Persons (as defined below) have submitted an indication of interest to the Issuer with respect to the purchase of certain assets of the Issuer.

Item 1.    Security and Issuer

        No amendments or supplements.

Item 2.    Identity and Background

        The following information amends and supplements Item 2.


                                 (Page 16 of 25)

CUSIP No. 84917P10      SCHEDULE 13D -- AMENDMENT NO. 14



        This statement is being filed by MEP LP, MEA LP, MPL, MDP LP, MDA LP, MD Corp., CMJ, MPM LLC, MMI, ME Corp., MDP Ventures I, MDP Ventures II, MLP LP and MDP II LLC (collectively, the "Reporting Persons"). There have been no changes in the background, occupations or addresses of the each of the Reporting Persons since the changes disclosed in Amendment No. 12 to this Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration

        No amendments or supplements.

Item 4.    Purpose of Transaction

        The following information amends and restates Item 4:

        Pursuant to the Letter Agreement dated March 13, 1997, as amended by the Letter Agreement dated June 10, 1997 (as so amended, the "Letter Agreement") by and between MEP LP and the Issuer, MEP LP agreed to purchase an aggregate of 2,105,263 shares of Common Stock. Pursuant to the Agreement of Transfer dated as of June 20, 1997 between MPL and MEP LP (the "Transfer Agreement"), simultaneous with its acquisition of Common Stock, MEP LP assigned to MPL 1,052,632 shares of Common Stock in exchange for $5,000,000.00 in cash payable at the direction of MEP LP.

        Pursuant to the Letter Agreement, MEP LP has the right to cause the Issuer to include in any registration of the securities of the Issuer under the Securities Act of 1933, as amended (the "Securities Act") (other than a registration of shares relating to an employee benefit plan or a transaction pursuant to Rule 145 under the Securities Act) effected by the Issuer such number of shares as MEP LP shall request, subject to underwriter cutbacks.

        In addition, pursuant to the Letter Agreement, for so long as MEP LP shall have at least a 10% interest in Equity Securities (as defined in the Letter Agreement) of the Issuer, if the Issuer shall issue any additional Equity Securities, MEP LP shall have the right to purchase, at a price equal to the proposed offering price, an amount of such Equity Securities so that MEP LP may maintain its current ownership percentage of Equity Securities.

        On June 24, 1997, pursuant to the Letter Agreement, a designee of MEP LP was appointed as a Class 2 Director of the Issuer and so long as MEP LP maintains at least a 12% interest in the Equity Securities of the Issuer: (i) upon the expiration of the term of such designee, the Issuer shall include and support a designee of MEP LP as one of management's nominees for the board of directors of the Issuer, and (ii) upon the termination of such designee's services as a director other than upon the expiration of term of office, the Issuer shall appoint in his place a replacement designee of MEP LP. In addition, two principals of the Issuer agree to vote Equity Securities which they own (or with respect to which they have the power to direct the vote) in an amount sufficient to elect such designee of MEP LP to the board of directors of the Issuer.

        Under Section 141 of the Delaware General Corporation Law, the business of the Issuer is to be managed by or under the direction of its board of directors.


                                 (Page 17 of 25)

CUSIP No. 84917P10      SCHEDULE 13D -- AMENDMENT NO. 14



        Pursuant to that certain Preferred Stock Purchase Agreement entered into as of September 6, 2002 by and among the Issuer, MDP Ventures II and the other investors named therein (the "Series C Preferred Stock Purchase Agreement"), MDP Ventures II purchased 2,000 shares of the Issuer's series C convertible preferred stock, par value $.01 per share (the "Series C Preferred Stock"), from the Issuer on September 6, 2002 for an aggregate purchase price of $2,000,000.00. Each share of the Series C Preferred Stock is convertible at the option of its holder at any time into one share of Common Stock at an initial conversion price of $3.00 per share (subject to adjustment under certain circumstances).

        The Series C Preferred Stock entitles each holder thereof to one vote for each share of Common Stock into which such Series C Preferred Stock in convertible and dividends at an annual rate of $90.00 per share. Dividends are cumulative, do not accrue interest and, at the Issuer's option, may be paid in additional shares of the Series C Preferred Stock.

        With respect to dividend rights and rights in the event of the liquidation or dissolution of the Issuer, the Series C Preferred Stock ranks senior to the Common Stock, pari passu with the Issuer's series B convertible preferred stock, par value $.01 per share (the "Series B Preferred Stock"), and junior to the Issuer's Series D Preferred Stock (as defined below). The Issuer is prohibited from issuing any capital stock that ranks senior to, or pari passu with, the Series C Preferred Stock without the consent of the holders of eighty-one percent (81%) of the outstanding shares of the Series C Preferred Stock.

        Upon the liquidation or dissolution of the Issuer, holders of the Series C Preferred Stock are entitled to receive, prior to any distribution to any other stockholder other than the holders of the Series B Preferred Stock and the Series D Preferred Stock, a liquidation amount equal to $1,000.00 per share (subject to adjustment under certain circumstances), together with all accrued and unpaid dividends with respect to such shares.

        The Issuer may redeem, in whole or in part, the outstanding shares of the Series C Preferred Stock at a redemption price equal to $1,000.00 per share, together with all accrued and unpaid dividends with respect to such shares.

        In connection with MDP Ventures II's acquisition of its shares of the Series C Preferred Stock, the Issuer, MDP Ventures II and the other investors in the Series C Preferred Stock (collectively, the "Series C Investors") entered into that certain Investors' Rights Agreement dated as of September 6, 2002 (the "Series C Investors' Rights Agreement"), which agreement governs, among other things, the right of the Series C Investors to cause the Issuer to register under the Securities Act the shares of Common Stock into which their Series C Preferred Stock is convertible.

        On February 19, 2004, the Reporting Person Parties agreed to make an investment in the Issuer in accordance with the terms set forth in a non-binding Term Sheet (the "New Term Sheet") agreed to with Licklider and Kayne. Licklider and Kayne are referred to herein as the "13D Parties". The Reporting Person Parties and the 13D Parties are referred to herein as the "New Term Sheet Parties." Licklider and Kayne are significant beneficial owners of the Issuer's Common Stock and have filed either a Schedule 13D or Schedule 13G pursuant to the Act. The New Term Sheet set forth a non-binding plan for the New Term Sheet Parties to consummate a transaction whereby the New Term Sheet Parties would purchase an aggregate of 65,000 shares


                                 (Page 18 of 25)

CUSIP No. 84917P10      SCHEDULE 13D -- AMENDMENT NO. 14



of series D convertible preferred stock, par value $.01 per share (the "Series D Preferred Stock"), of the Issuer at $100 per share.

        On March 12, 2004, MDP Ventures II purchased an aggregate of 45,000 shares of the Series D Preferred Stock for an aggregate purchase price of $4,500,000.00, and affiliates of the 13D Parties purchased an aggregate of 20,000 shares of the Series D Preferred Stock for an aggregate purchase price of $2,000,000.00, in each case pursuant to the terms of a Stock Purchase Agreement, dated as of March 11, 2004, by and among the Issuer, MDP Ventures II and affiliates of the 13D Parties. Each share of the Series D Preferred Stock is convertible at the option of its holder at any time into one share of Common Stock at an initial conversion price of $2.00 per share (subject to adjustment under certain circumstances). The shares of Series D Preferred Stock are also subject to mandatory conversion into Common Stock under certain circumstances.

        The Series D Preferred Stock entitles each holder thereof to one vote for each share of Common Stock into which such Series D Preferred Stock in convertible and dividends at an annual rate of $9.00 per share. Dividends are cumulative, do not accrue interest and, at the Issuer's option, may be paid in additional shares of the Series D Preferred Stock.

        With respect to dividend rights and rights in the event of the liquidation or dissolution of the Issuer, the Series D Preferred Stock ranks senior to the Common Stock, the Series B Preferred Stock and the Series C Preferred Stock. The Issuer is prohibited from issuing any capital stock that ranks senior to, or pari passu with, the Series D Preferred Stock without the consent of the holders of eighty-five percent (85%) of the outstanding shares of the Series D Preferred Stock.

        Upon the liquidation or dissolution of the Issuer, holders of the Series D Preferred Stock are entitled to receive, prior to any distribution to any other stockholder, a liquidation amount equal to $100.00 per share (subject to adjustment under certain circumstances), together with all accrued and unpaid dividends with respect to such shares.

        The Issuer may, at any time after March 12, 2010, redeem, in whole or in part, the outstanding shares of the Series D Preferred Stock at a redemption price equal to $100.00 per share, together with all accrued and unpaid dividends with respect to such shares.

        In connection with the purchase of the Series D Preferred Stock, the Issuer, MDP Ventures II and affiliates of the 13D Parties entered into that certain Investors' Rights Agreement, dated as of March 10, 2004 (the "Series D Investors' Rights Agreement"), which agreement governs, among other things, the rights of the purchasers of the Series D Preferred Stock to cause the Issuer to register under the Securities Act the shares of Common Stock into which their Series D Preferred Stock is convertible. The Series D Investors' Rights Agreement also affords MDP Ventures II (together with its affiliates) and the 13D Parties (together with their respective affiliates) certain consent rights with respect to the operation of the Issuer's business. MDP Ventures II (together with its affiliates) also will have the right to designate two directors (one of which must be an independent director) to serve on the Issuer's board of directors and each of the 13D Parties (together with their respective affiliates) also will have the right to designate one director to serve on the Issuer's board of directors. MDP Ventures II (together with its affiliates) and the 13D Parties (together with their respective affiliates) have agreed to take all actions necessary to elect each such designee to the board of directors of the Issuer. The consent rights and director designation rights described above will terminate if certain specified Common Stock


                                 (Page 19 of 25)

CUSIP No. 84917P10      SCHEDULE 13D -- AMENDMENT NO. 14



ownership thresholds are not satisfied. The rights granted to MDP Ventures II (together with its affiliates) set forth in the Series D Investors' Rights Agreement with respect to the designation of directors supercede the rights granted in the Letter Agreement.

        As a result of certain of the provisions set forth in the Series D Investors' Rights Agreement, the Reporting Persons have formed a "group" with the 13D Parties for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder. Accordingly, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock beneficially owned by the 13D Parties as reported on their respective
Schedule 13D or Schedule 13G. Each of the Reporting Persons expressly disclaims beneficial ownership of the Issuer's Common Stock beneficially owned by the 13D Parties.

        As previously disclosed by the Issuer, the Issuer has engaged an independent investment banker to assist it in selling certain assets and fitness facilities in order to generate cash for working capital purposes and to retire a portion of its existing indebtedness. On September 14, 2004, certain of the Reporting Persons submitted an indication of interest (the "Indication of Interest") to the Issuer with respect to the purchase of the assets, and in some cases the leases, of the Issuer's fitness facilities located in Washington, D.C., San Francisco, California, Boston, Massachusetts and Miami, Florida. An affiliate of the Reporting Persons currently owns the faciity located in Miami, Florida, which facility is managed by the Issuer, and certain of the Reporting Persons or their affiliates currently serve as the landlords for the remainder of such fitness facilities. The Indication of Interest is conditioned upon the prior or contemporaneous sale of all of the Issuer's other assets to parties unaffiliated with the Reporting Persons.

        The Reporting Persons, in the aggregate, are the beneficial owners of 9,157,469 shares of Common Stock (which number does not include the shares of Common Stock beneficially owned by the 13D Parties, which shares the Reporting Parties expressly disclaim beneficial ownership of as disclosed above). At each respective time of purchase or other acquisition, the purchasing/acquiring Reporting Person purchased/acquired the subject shares of Common Stock for investment purposes.

        Except as described above in this Item 4 and below in Item 6, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. The Reporting Persons intend to vote their respective shares of Common Stock, Series C Preferred Stock and Series D Preferred Stock as each deems appropriate from time to time. In determining from time to time whether to sell their shares of Common Stock, Series C Preferred Stock or Series D Preferred Stock (and in what amounts) or to retain such shares, the applicable Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, and other opportunities available to the Reporting Persons. Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.


                                 (Page 20 of 25)

CUSIP No. 84917P10      SCHEDULE 13D -- AMENDMENT NO. 14



Item 5.    Interest in Securities of the Issuer

        The following information amends and supplements Item 5:

        No securities of the Issuer have been acquired or disposed of by the Reporting Persons since the purchases disclosed in Amendment No. 13 to this
Schedule 13D.

Item 6. Contracts, Arrangements, understandings or Relationships With Respect to Securities of the Issuer

           No amendments or supplements.

Item 7.    Material to Be Filed as Exhibits

        1. Letter Agreement dated March 13, 1997 by and between Millennium Entertainment Partners L.P. and The Sports Club Company, Inc.*

        2. Letter Agreement dated June 10, 1997 by and between Millennium Entertainment Partners L.P. and The Sports Club Company, Inc. *

        3.     Agreement  of  Transfer   dated  as  of  June  20,  1997  between
               Millennium Partners LLC and Millennium Entertainment Partners L.P. *

        4. Certificate of Designation of Series C Convertible Preferred Stock of the Sports Club Company, Inc., incorporated herein by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.

        5. Investors' Rights Agreement entered into as of September 6, 2002 by and among the Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider, as trustee of the Licklider Living Trust, and David M. Talla, as trustee of the Talla Family Irrevocable Trust, incorporated herein by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.

        6. Preferred Stock Purchase Agreement entered into as of September 6, 2002 by and among the Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider, as trustee of the Licklider Living Trust, and David M. Talla, as trustee of the Talla Family
               Irrevocable  Trust,  incorporated  herein by reference to Exhibit
               99.3 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.

        7. Indemnification and Contribution Agreement entered into as of July 3, 2001 by and among the Sports Club Company, Inc., Rex A. Licklider, D. Michael Talla and MDP Ventures Ventures II LLC, incorporated herein by reference to Exhibit 2 to the Issuer's Report on Form 8-K filed with the Commission on July 17, 2001.


                                 (Page 21 of 25)

CUSIP No. 84917P10      SCHEDULE 13D -- AMENDMENT NO. 14



        8. Certificate of Designation of Series D Convertible Preferred Stock of the Sports Club Company, Inc., incorporated herein by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the Commission on March 17, 2004.

        9. Investors' Rights Agreement entered into as of March 10, 2004 by and among the Sports Club Company, Inc., MDP Ventures II LLC, Rex
               A. Licklider, as trustee of the Licklider Living Trust, Arbco Associates, L.P., Kayne Anderson Non-Traditional Investments, L.P. and Kayne Anderson Select Investments A, L.P., incorporated herein by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed with the Commission on March 17, 2004.

        10. Preferred Stock Purchase Agreement entered into as of March 10, 2004 by and among the Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider, as trustee of the Licklider Living Trust, Arbco Associates, L.P., Kayne Anderson Non-Traditional Investments, L.P. and Kayne Anderson Select Investments A, L.P., incorporated herein by reference to Exhibit 99.3 to the Issuer's Current Report on Form 8-K filed with the Commission on March 17, 2004.

        11. Power of Attorney of Christopher M. Jeffries appointing Philip H. Lovett Attorney-in-Fact.*

        * Previously filed.



                                 (Page 22 of 25)

CUSIP No. 84917P10      SCHEDULE 13D -- AMENDMENT NO. 14




                                   Schedule I
                                   ----------

Name of Individual             Position
------------------             --------

Christopher M. Jeffries        President,  director and majority  stockholder of
                               MMI,  ME  Corp.  and MD  Corp;  President  of MDP
                               Ventures I, MDP Ventures II and MDP II LLC.

Philip E. Aarons               Vice  President and director of MMI, ME Corp. and
                               MD Corp;  Vice  President  of MDP Ventures I, MDP
                               Ventures II and MDP II LLC.

Philip H. Lovett               Vice  President and director of MMI, ME Corp. and
                               MD Corp;  Vice  President  of MDP Ventures I, MDP
                               Ventures II and MDP II LLC.

Steven L. Hoffman              Vice President, Treasurer and Assistant Secretary
                               of MMI, ME Corp.,  MD Corp.,  MDP  Ventures I and
                               MDP II LLC; director of ME Corp.; Vice President and Assistant Secretary of MDP Ventures II.

George Von Werz                Vice President of ME Corp. and MD Corp.

The principal business of each of the above-named persons is the development of real estate projects. The principal business address of each of the above-named persons is: c/o Millennium Partners Management LLC; 1995 Broadway; New York, New York 10023.


                                 (Page 23 of 25)

CUSIP No. 84917P10      SCHEDULE 13D -- AMENDMENT NO. 14



                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.


Dated:  September 15, 2004     /s/ Philip H. Lovett
                               -------------------------------------------------
                               PHILIP H. LOVETT
                               *In his capacity as an attorney-in-fact  pursuant
                               to the Power of Attorney  filed under Item 7 with
                               respect to  Christopher  M.  Jeffries  and in his
                               capacity as an authorized  officer of each of the
                               following entity Reporting Persons:


                               MILLENNIUM PARTNERS MANAGEMENT LLC

                               By:     MILLENNIUM MANAGER I, INC.,
                                       its manager


                               MILLENNIUM MANAGER I, INC.


                               MILLENNIUM ENTERTAINMENT PARTNERS L.P.

                               By: MILLENNIUM ENTERTAINMENT ASSOCIATES L.P., its general partner

                                       By:    MILLENNIUM ENTERTAINMENT CORP.,
                                              its general partner


                               MILLENNIUM ENTERTAINMENT ASSOCIATES L.P.

                               By:     MILLENNIUM ENTERTAINMENT CORP., its
                                       general partner


                               MILLENNIUM ENTERTAINMENT CORP.


                               MDP VENTURES I LLC


                                 (Page 24 of 25)

CUSIP No. 84917P10      SCHEDULE 13D -- AMENDMENT NO. 14



                               By: MILLENNIUM DEVELOPMENT PARTNERS L.P., its managing member

                                       By:    MILLENNIUM DEVELOPMENT ASSOCIATES
                                              L.P., its general partner

                                              By:    MILLENNIUM DEVELOPMENT
                                                     CORP., its general partner


                               MILLENNIUM DEVELOPMENT PARTNERS L.P.

                               By: MILLENNIUM DEVELOPMENT ASSOCIATES L.P., its general partner

                                       By:    MILLENNIUM DEVELOPMENT CORP., its
                                              general partner


                               MILLENNIUM DEVELOPMENT ASSOCIATES, L.P.

                               By: MILLENNIUM DEVELOPMENT CORP., its general partner


                               MILLENNIUM LIMITED PARTNERS L.P.

                               By: MILLENNIUM DEVELOPMENT CORP., its general partner


                               MILLENNIUM DEVELOPMENT CORP.


                               MDP VENTURES II LLC

                               By: MILLENNIUM DEVELOPMENT PARTNERS II LLC, its managing member


                               MILLENNIUM DEVELOPMENT PARTNERS II LLC


                                 (Page 25 of 25)